EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Company Contacts:
Stamatis Molaris              Leon Berman
Chief Financial Officer       Principal
Stelmar Shipping Ltd.         The IGB Group
011-30210-891-7260            212-477-8438

                     STELMAR SHIPPING LTD. ISSUES STATEMENT

ATHENS, Greece - November 16, 2004 - Stelmar Shipping Ltd. (NYSE: SJH) today released the following statement from its Board of Directors in response to comments made by Mr. Stelios Haji-Ioannou in a news release issued on November 15.

     In his most recent statements, Mr. Haji-Ioannou continues to make unfounded allegations against the Stelmar Board and to suggest that additional offers of a business combination are being ignored. The fact is that the Stelmar Shipping Board of Directors conducted a comprehensive and fair strategic review in which every potential interested party had the opportunity to submit an offer. The Fortress offer, in which Stelmar will merge with affiliates of Fortress Investment Group LLC and Stelmar shareholders will receive $40 in cash per share, was the highest offer received. There have been no other offers since the merger agreement with Fortress was announced. The Board has received no communication regarding the anonymous "expression of interest" of $42 per share to which Mr. Haji-Ioannou has referred.

     Stelmar's Board and management team have delivered exceptional value to shareholders by increasing the price of Stelmar's stock from approximately $12 to approximately $40 in just three years. The seven members of our Board of Directors, five of whom are independent non-executive directors, strongly believe that the Fortress merger is in the best interests of all of Stelmar's shareholders and unanimously recommend that shareholders vote "FOR" the merger.
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As previously announced, Stelmar Shipping will hold a special meeting of shareholders today, Tuesday, November 16, 2004, to approve and authorize the agreement and plan of merger with Fortress.

About Stelmar Shipping Ltd.

     Stelmar Shipping Ltd. is an international provider of petroleum products and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately six years. Stelmar's 40 vessel fleet consists of 24 Handymax, 13 Panamax and three Aframax tankers. The Company's fleet includes two leased Aframax, and nine leased Handymax vessels. One hundred percent of the fully owned fleet is double-hull. In addition, four of the leased vessels are double-hull and the balance are double-sided. The Company, through its maintenance of a modern fleet and commitment to safety, has earned an excellent reputation for providing transportation services to major oil companies, oil traders and state-owned oil companies.

Forward-Looking Statements

     This release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; time charter revenues; net operating days; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits, the time charter and spot charter markets, our mix of time and spot charters, prospective earnings and utilization of our vessels our insurance claims expectations, and the expected completion and timing of the merger and other information relating to the merger. Words such as "expects", "intends", "plans", "believes", "anticipates", "estimates", and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on the oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.